Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4048

News Release

February 13, 2007

Performance yields improved operating earnings in 2006

Vancouver, (BC) - Supported by increased production efficiency, strong cost control and higher prices for paper and pulp products, Catalyst Paper recorded operating earnings of $3.9 million in 2006, compared to an operating loss of $25.1 million in 2005.

Net loss for the year was $15.9 million or $0.07 per common share on sales of $1,882.5 million. This compares to a net loss of $25.6 million or $0.12 per common share in 2005 on sales of $1,823.9 million. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $211.0 million in 2006, up from $155.2 million in 2005 and the highest level the company has achieved since 2000.

The company’s results were bolstered by the successful completion of its 2006 performance improvement program. The program exceeded its $70-million target by six per cent to capture $74 million in improvements, primarily through product optimization, productivity and cost savings for fibre, energy, chemicals and freight.

The company posted an after-tax foreign exchange loss of $0.2 million or less than $0.01 per common share in 2006 from the translation of US-dollar-denominated debt. This compares to an after-tax foreign exchange gain of $20.7 million or $0.10 per common share in 2005.

“We posted strong performance in 2006,” said Catalyst president and chief executive officer Russell J. Horner. “Our mills set a record for total production and shipments and broke records for machine efficiency. Total revenues also increased on the strength of higher product prices. Yet for the fourth year in a row the strong Canadian dollar diminished our results and we faced rising prices for key inputs like fossil fuels, electricity and fibre.”

Results for the fourth quarter of 2006 were affected by higher maintenance and energy costs, while fibre costs and availability reflected reduced sawmill activity and the impact of severe weather events during the quarter. The company recorded a net loss of $37.2 million or $0.17 per share in the fourth quarter on sales of $470.6 million. This compares to net earnings of $2.5 million or $0.01 per share in the third quarter on sales of $486.0 million. EBITDA for the fourth quarter totalled $48.5 million, down from $62.8 million in the previous quarter.

The company’s annual and fourth-quarter results were also affected by after-tax impairment losses related to closure of Port Alberni’s No. 3 paper machine, the groundwood pulp plant and other assets the company does not intend to operate in future.

Markets for the company’s products were mixed in 2006. Prices for the company’s lightweight coated paper products were weak in the face of flat demand and high mill inventories, with the average benchmark price down 1.3 per cent compared to 2005. Prices and demand for uncoated mechanical grades remained stable, while strong demand for directory papers pushed the average benchmark price up by 6.8 per cent over 2005.

Newsprint demand and consumption in the US were weak in 2006. Benchmark prices rose 8.2 per cent over 2005 levels, however, because of cost pressures and the strong Canadian dollar.

Pulp demand was strong, with prices rising to their highest level since 1995 and the average Northern Europe benchmark price increasing 11.6 per cent over 2005. Containerboard demand was steady, with average white-top linerboard benchmark prices rising 10.7 per cent over 2005.

“Pulp was the bright spot for us this year, with half of our gains coming through higher prices and half coming through reduced manufacturing costs,” said Horner. “Demand for other products was also good, and helped us set new records for sales volumes.”

The company’s annual performance improvement target for 2007 is in development, and the program will continue to focus on productivity enhancement through operational efficiency and manning levels.

A transition committee of the board has been struck to provide interim executive oversight as Mr. Horner prepares to leave his post following the filing of 2006 annual statutory disclosure documents this month. His resignation was accepted and announced by the board on January 15, 2007. The transition committee is chaired by Michel Desbiens and includes directors Benjamin Duster, Tom Chambers and Jeffrey Marshall. The committee will work with senior management to review and analyse strategic business direction and options, and to serve as a reference point for management until the board completes its selection of a new chief executive officer.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Vancouver, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,500 people at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

Russell J. Horner, President and CEO and Ralph Leverton, Vice-President, Finance and CFO will hold a conference call with financial analysts and institutional investors on Wednesday, Feb. 14, 2007 at 11 a.m. ET, 8 a.m. PT to present the company’s fourth-quarter results. Media and other interested people may listen to the live broadcast at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to general economic conditions, assessment of market conditions, demand for products, pricing expectations, cash flow, anticipated savings and cost reductions, productivity, manning levels, capacity and capital expenditures. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:
Investors: Ralph Leverton	Media: Lyn Brown
Vice-President, Finance and CFO	Vice-President, Corporate Affairs
604-654-4040	604-654-4212